BETA Technologies, Inc.

1150 Airport Drive

South Burlington, Vermont 05403

August 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Beverly Singleton
Ernest Greene
Erin Donahue
Erin Purnell

Re:	BETA Technologies, Inc.
Draft Registration Statement on Form S-1
Submitted July 14, 2025
CIK No. 0001784570

Ladies and Gentlemen:

This letter sets forth the response of BETA Technologies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 8, 2025, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 2 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Draft Registration Statement on Form S-1 submitted July 14, 2025

Cover Page

1.

We note your disclosure that, as a controlled company, you “may utilize any or all of the exemptions from the applicable corporate governance standards.” Please revise to state affirmatively whether you will rely on exemptions, and if so, state which exemptions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 20, 23, 64 and 130 of the Revised Registration Statement accordingly.

Prospectus Summary, page 1

2.	Please revise your organizational chart to identify the specific subsidiaries, including country of incorporation for each subsidiary.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Revised Registration Statement accordingly.

Prospectus Summary

The Offering, page 18

3.

You disclosed that unless otherwise noted, the information in this prospectus gives effect to a forward split of your capital stock, which will become effective on a date in the future. If the forward stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retro-actively reflect the forward stock split. If the forward stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the forward stock split will occur after the effectiveness of the Company’s registration statement. The Company has revised the disclosure on pages 20, 26 and 76 of the Revised Registration Statement accordingly.

Use of Proceeds, page 72

4.	Please revise your disclosure to state the approximate amount of proceeds intended to be used for each stated purpose.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 74 of the Revised Registration Statement accordingly to reflect that the Company has no current specific plans for the proceeds. The Company will update the disclosure if and as further plans are confirmed.

Capitalization, page 74

5.

Please revise the “total stockholders’ equity” line item amount in the “Actual” column to include your convertible preferred stock as shown in the December 31, 2024 audited balance sheet on page F-3. We note your current disclosure excludes the outstanding convertible preferred stock amounts. Further, revise your computation of total capitalization to be inclusive of both total notes payable and total stockholders’ equity including the convertible preferred stock.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Revised Registration Statement to revise the calculation of total capitalization, including the convertible preferred stock.

Dilution, page 76

6.

Please expand your dilution table to disclose historical net tangible book value and related per share amount at December 31, 2024 on an actual basis. In this regard, your discussion should encompass the historical, pro forma, and adjusted pro forma impact in the dilution presentation. To the extent the historical and pro forma net tangible book value amounts would be the same, so state, and describe any material difference that would result in the calculation of net tangible book value per share as a result of the IPO Recapitalization. Please revise to also disclose the key estimates and assumptions used in your computations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of the Revised Registration Statement to disclose the historical net tangible book value and related per share amount.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 78

7.

We note on page 3 that your business model contemplates four key revenue streams including selling aircraft to military and commercial customers, selling replacement batteries in the aftermarket, selling propulsion systems, and selling ground service equipment, primarily chargers. We also note on page 10 that you primarily compete across four end markets within the aerospace industry, including cargo and logistics, medical, defense and passengers. Further, we note on pages 4 and 5 that you have backlog for Firm Orders and Options for both your ALIA CTOL (CX300) and ALIA VTOL (A250). Based on your discussions on page 80 under “Government Certification” and page F-7 under “Nature of Business and Liquidity,” it does not appear that your aircraft is available for sale and that you have not sold or generated any revenue from aircraft sales to date. If so, please provide disclosure to this effect here in MD&A and also in the Prospectus Summary and Business sections.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 82 and 103 to indicate that the Company has not yet delivered any certified aircraft and therefore no associated revenue has been recognized.

Results of Operations

Comparison of Results for the Years Ended December 31, 2024 and 2023, page 82

8.	Please revise your discussion of revenues on page 83 to address the following:

•

Expand to describe the nature of your product revenue generated in each year. We note your disclosure on pages 127 and 128 that you entered into agreements with ARMI (in 2023 and 2024) to construct and deliver one rapid response forward operating base (FOB), to perform support services related to the FOB, to install electric charging stations at various airports, and to conduct a trade study. Disclose the amount of revenue generated from these particular products and the nature of the product revenue related to new contracts with commercial customers. For example, disclose if these contracts encompass tangible products such as motors, batteries, charge equipment, etc.

•

Given that service revenue is your primary revenue source, expand your discussion to describe the nature of the services attributable to certain U.S. government customers and those to commercial customers. In this regard, specify the type of engineering and priority access services rendered and any other services, such as consulting, usage and access of your charge stations. Also, explain why there was a reduction in service revenue recognized from certain U.S. Government customers.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of the Revised Registration Statement accordingly.

The Company respectfully advises the Staff that the revenue recognized from the ARMI agreements during 2023 and 2024 solely related to the construction of the FOB, and that the electric charging stations, support services, and trade study disclosed on pages 127 and 128 were not included in the Company’s product revenue. Revenues associated with the support services and trade study to ARMI are recorded within service revenues. For the years ended December 31, 2023 and December 31, 2024, there was no revenue recognized associated with the support services and trade study. Further, the Company accounts for the installation of charging stations for ARMI as a reduction to the asset carrying value within property and equipment on the balance sheet, and as a reduction to the general and administrative expenses incurred on the consolidated statements of operations. See note 13 on pages F-31 and F-32 of the Revised Registration Statement for further information.

Emerging Growth Company Status, page 90

9.

Please revise to disclose whether or not you have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please also clarify your intentions in the related risk factor on pages 65-66. Refer to Question 13 of the Staff’s Jumpstart Our Business Startups Act Frequently Asked Questions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Revised Registration Statement to state that the Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Company acknowledges the Staff’s comment and has revised the corresponding risk factor on page 68 of the Revised Registration Statement to clarify the Company’s intentions.

Business, page 92

10.	We note your disclosure on page 94 that you are developing a fully-integrated, digital platform. Please revise to include information about the timeline for development for that platform.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4, 101 and 102 of the Revised Registration Statement accordingly.

11.	Please include a discussion of the manner in which seasonality affects your business. See Item 101(c)(1)(v) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 124 of the Revised Registration Statement accordingly.

Our Products, page 95

12.	Please revise to state when you expect to achieve type certification for the ALIA Defense VTOL and the larger aircraft you are developing.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7 and 104 of the Revised Registration Statement to state that timing to achieve type certification for the ALIA Defense VTOL and the larger aircraft is yet to be determined.

Intellectual Property, page 117

13.	Please revise this section to include the duration of all intellectual property held. See Item 101(c)(1)(iii)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 15 and 112, of the Revised Registration Statement accordingly.

Facilities, page 119

14.	Please state specifically the lease term for each material physical property. See Item 102 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 126 and 127 of the Revised Registration Statement accordingly.

Management, page 121

15.

Please provide the information required by Item 401 of Regulation S-K for each director. For instance, we note Francesco Capretti and Mike Stone were designated as directors, and that you mention other directors, but your management table only lists Kyle Clark and David Churchill as directors.

Response:

The Company acknowledges the Staff’s comment and the respectfully advises the Staff that the Company is in the process of identifying director nominees to serve on the Company’s board of directors upon completion of the offering. The Company advises the Staff that it will include all information required by Item 401 of Regulation S-K with respect to its directors and director nominees in a subsequent amendment to the registration statement prior to requesting that the registration statement be declared effective.

Executive Compensation, page 125

16.	Please revise to fill in the disclosure required by Item 402 of Regulation S-K in your next submission to ensure that your submission is substantially complete.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 132, 133, 134 and 135 of the Revised Registration Statement accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 130

17.	Please revise to disclose the addresses of the 5% or more stockholders identified in the table.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 142 of the Revised Registration Statement accordingly. The Company advises the Staff that it will include all information required by Item 403 of Regulation S-K prior to requesting that the registration statement be declared effective.

Notes to the December 31, 2024 Audited Financial Statements

Note 2. Basis of Presentation and Accounting Policies

Revenue Recognition, page F-12

18.

Please disclose the types of products that are generally recognized at a point in time, and those products and services that are generally recognized over time, along with disclosing the terms of payment including any financing arrangements. Also, give consideration to expanding Note 3 on page F-18 to disclose disaggregation of revenues based on contract type, such as firm fixed price, cost-reimbursable, or time and materials. Refer to ASC 606-10-55-89 through 55-91.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-13 and F-14 of the Revised Registration Statement to discuss how the Company evaluates on a contract-by-contract basis how product and service revenues are recognized pursuant to ASC 606. Additionally, the Company has revised the disclosure to include the terms of payment, including any financing arrangements.

The Company respectfully advises the Staff that it has reviewed the guidance outlined in ASC 606-10-55-89 through 55-91. The Company does not present revenue disaggregated by contract type outside of its financial statements or in information regularly reviewed by its chief operating decision maker. To date, the Company’s revenue has been predominantly derived from firm fixed price contracts which the Company has revised the disclosure on pages F-12 and F-13 of the Revised Registration Statement. The Company will continue to assess the disaggregated revenue information disclosed outside the financial statements or provided to the Company’s chief operating decision maker and will revise its disclosures subsequently if such disaggregated revenue information is disclosed or presented.

Exhibits

19.

Please file all material agreements as exhibits to the registration statement. This includes, but is not limited to, the Security Control Agreement, employment agreements, and lock-up agreements. See Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company will update the exhibits index and file its material agreements in a subsequent filing, prior to requesting that the registration statement be declared effective. In addition, after further analysis, the Company has updated the exhibits list in the Revised Registration Statement to remove certain agreements the Company does not believe to be material. We will file any material agreements as exhibits to the registration statement.

20.	We note the footnote “#” to the exhibit index that you are redacting information. Please revise to clarify which exemption you are relying on to redact information in those exhibits.

Response:

The Company acknowledges the Staff’s comment and has revised the footnote on page II-3 of the Revised Registration Statement to clarify which exemption the Company is relying on to redact information in those exhibits.

General

21.

We note your disclosure throughout that you based internal calculations on an analysis conducted by a global-third party consulting firm. Please revise to clarify whether you commissioned any of the third-party data presented in the registrations statement. If you did, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company did not commission any of the third-party data presented in the registration statement. The Company has revised the disclosure on pages 10 and 108 of the Revised Registration Statement accordingly.

22.	We note your letter from your CEO. Please relocate the letter to a more appropriate location in your prospectus, such as the section beginning on page 92.

Response:

The Company acknowledges the Staff’s comment and has relocated the letter from the Company’s CEO to begin on page 97 of the Revised Registration Statement.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Jennifer Wu, P.C. of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

BETA TECHNOLOGIES, INC.

By:	/s/ Kyle Clark
Name:	Kyle Clark
Title:	Chief Executive Officer and Director

Enclosures
cc:	Brian Dunkiel, Chief Legal Officer
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Jennifer Wu, P.C., Kirkland & Ellis LLP